FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

{ }	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number 000-50015

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TierOne Bank Savings Plan

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

TierOne Corporation1235
“N” Street
Lincoln, Nebraska 68508

REQUIRED INFORMATION

        The following financial statements and supplemental schedule of the TierOne Bank Savings Plan are filed herewith.

TIERONE BANK SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

TIERONE BANK SAVINGS PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits for the Three-Year Period Ended
December 31, 2005	3
Notes to Financial Statements	4
Schedule
Schedule H, line 4i--Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee
TierOne Bank Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TierOne Bank Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the three-year period ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

/s/ KPMG LLP

Lincoln, Nebraska
June 15, 2006

TIERONE BANK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments:
At fair value:
American Century Income & Growth Account	$--	1,995,781
American Century Small Cap Value Account	--	1,204,121
American Century Large Cap Value II Account	1,292,274	--
Mason Street Aggressive Growth Account	340,671	489,168
Principal Diversified International Account	3,280,119	3,393,882
Principal International Small Company Account	811,830	835,761
Principal Large Cap Stock Index Account	2,755,494	3,405,911
Principal Money Market Account	1,954,677	5,328,517
Principal U.S. Property Account	3,187,887	3,234,589
Principal Bond and Mortgage Account	2,962,668	3,580,316
Principal Bond Emphasis Balanced Account	367,533	355,346
Principal Stock Emphasis Balanced Account	370,548	352,598
Principal Partners Small Cap Value II Account	1,175,654	--
Principal Partners Large Cap Blend Account	2,013,136	2,940,658
Principal Partners Large Cap Blend I Account	2,612,877	2,672,885
Principal Partners Large Cap Growth II Account	370,397	430,088
Principal Partners Large Cap Growth Account	765,030	1,206,873
Principal Partners Mid Cap Growth I Account	847,594	819,520
Principal Mid Cap Stock Index Account	1,336,333	1,060,340
Principal International Emerging Markets Account	1,206,332	673,931
Principal Total Market Stock Index Account	496,833	601,972
TierOne Corporation Common Stock	10,924,422	9,427,268
Principal Guaranteed Interest Account	2,330,446	2,255,405

Net assets available for benefits	$41,402,755	46,264,930

See accompanying notes to financial statements

TIERONE BANK SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005, 2004, and 2003

	2005	2004	2003
Additions to net assets attributed to:
Net appreciation in fair
value of investments	$4,269,111	3,146,050	5,893,738
Dividends	62,919	74,077	--

	4,332,030	3,220,127	5,893,738

Contributions:
Employer	629,956	522,320	526,578
Participant	1,891,437	1,570,136	1,293,743
Rollover	357,055	102,425	249,547

Total contributions	2,878,448	2,194,881	2,069,868

Total additions	7,210,478	5,415,008	7,963,606

Deductions from net assets attributed to:
Benefits paid to participants	12,065,594	3,724,013	1,122,063
Administrative expenses	7,059	2,935	2,113

Total deductions	12,072,653	3,726,948	1,124,176

Other changes:
Assets transferred in due to plan mergers	--	17,593,580	--

Net increase (decrease)	(4,862,175)	19,281,640	6,839,430
Net assets available for benefits:
Beginning of year	46,264,930	26,983,290	20,143,860

End of year	$41,402,755	46,264,930	26,983,290

See accompanying notes to financial statements.

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2005, 2004, and 2003

(1)	Description of Plan

The following description of the TierOne Bank (the Bank) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, established August 1, 1978 and restated as of January 1, 1997, is a defined contribution 401(k) profit sharing plan and is administered by the Employee Benefit Committee. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank believes the Plan is in compliance with the requirements of ERISA.

(b)	Eligibility

Employees that complete six months of service become eligible for participation in the Plan. The employee must make an election to participate in the Plan and agree to make contributions to the Plan by payroll deductions.

(c)	Contributions

Employees can contribute from 1% to 25% of their salary to the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. During the first three months of 2003, the Bank contributed 80% of the employee’s contribution up to a maximum of 6% of the employee’s salary. Beginning April 2003, the Bank decreased its contribution amount to 50% of the employee’s contribution up to a maximum of 6% of the employee’s salary. The Bank may make additional contributions to the Plan not to exceed the maximum amount deductible from the Bank’s income under the Internal Revenue Code. Participants must be employed on December 31 to receive an allocation of the Bank’s contribution. Participants direct the investment of their contributions plus the Company’s contributions into various investment options offered by the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Bank’s contribution, and plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Plan participants become 100% vested in the Bank’s matching contributions at three years of service.

(f)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a single lump-sum amount equal to the value of the participant’s vested interest in the participant’s account or as a fixed-period annuity. Participants may also elect to receive a taxable distribution of any part of their contributed vested account balance prior to retirement if plan hardship requirements are met.

4	(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2005, 2004, and 2003

(g)	Forfeitures

For the years ended December 31, 2005, 2004, and 2003, forfeitures in nonvested accounts totaling $13,171, $2,372, and $11,031, respectively, were used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Each pooled separate account is valued at fair value at the close of each business day. The net investment income (loss) in pooled separate accounts as reflected in the statements of changes in net assets available for benefits consists of realized gains or losses and the unrealized appreciation and depreciation on those investments during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rates, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(f)	Concentrations of Investments

Included in the Plan’s net assets available for benefits at December 31, 2005 and 2004 are investments in TierOne Corporation common stock amounting to $10.9 million and $9.4 million, respectively, whose value could be subject to change based on market conditions.

5	(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2005, 2004, and 2003

(3)	Investments

During 2005, 2004, and 2003, net appreciation (depreciation) in fair value of investments was as follows:

	2005	2004	2003
American Century Income & Growth Account	$(76,320)	116,656	106,880
American Century Select Account	--	182,501	15,440
American Century Small Cap Value Account	(70,046)	390	178,014
American Century Large Cap Value II Account	98,547	--	--
Janus Advisor Aggressive Growth Account	--	74,655	100,906
Mason Street Aggressive Growth Account	11,589	26,124	4,948
Principal Guaranteed Interest Account	(9,106)	78,708	94,788
Principal Diversified International Account	665,108	102,995	396,447
Principal International Small Company Account	196,524	427,736	32,759
Principal Large Cap Stock Index Account	110,721	262,817	493,448
Principal Money Market Account	63,582	21,736	7,335
Principal U.S. Property Account	490,443	242,212	104,698
Principal Bond and Mortgage Account	74,819	107,617	102,743
Principal Bond Emphasis Balanced Account	30,509	31,905	49,740
Principal Stock Emphasis Balanced Account	35,218	37,348	68,034
Principal Partners Small Cap Value II Account	166,349	--	--
Principal Partners Large Cap Blend Account	87,967	299,055	68,794
Principal Partners Large Cap Blend I Account	163,143	186,387	588,461
Principal Partners Large Cap Growth II Account	11,669	23,230	--
Principal Partners Large Cap Growth Account	23,816	58,556	--
Principal Mid Cap Growth I Account	96,160	--	--
Principal Mid Cap Stock Index Account	132,882	125,305	157,057
Principal International Emerging Markets Account	259,696	84,750	94,837
Principal Total Market Stock Index Account	20,819	32,392	13,864
Putnam Voyager Account	--	(5,552)	73,604
TierOne Corporation Common Stock	1,685,022	628,527	3,140,941

	$4,269,111	3,146,050	5,893,738

6	(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2005, 2004, and 2003

The following table presents investments that represent 5% or more of the Plan’s net assets:

	2005	2004	2003
Principal Guaranteed Interest Account	$2,330,446	*	2,281,733
Principal Diversified International Account	3,280,119	3,393,882	1,512,240
Principal Money Market Account	*	5,328,517	*
Principal Large Cap Stock Index Account	2,755,494	3,405,911	2,395,837
Principal U.S. Property Account	3,187,887	3,234,589	1,432,811
Principal Bond and Mortgage Account	2,962,668	3,580,316	2,014,884
Principal Partners Large Cap Blend Account	*	2,940,658	*
Principal Partners Large Cap Blend I Account	2,612,877	2,672,885	2,617,111
TierOne Corporation Common Stock	10,924,422	9,427,268	8,943,533
* Did not meet the 5% threshold in the applicable year.

(4)	Guaranteed Interest Account with Insurer

The Plan entered into a guaranteed interest account with Principal Life Insurance Company who maintains the contributions in a pooled account. The guaranteed interest account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Principal Life Insurance Company. The guaranteed interest account is included in the financial statements at fair value (which represents contributions made under the contract plus earnings, less withdrawals and expenses) as it is not fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates approximated 2.94%, 3.47%, and 4.04% for 2005, 2004, and 2003, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 0%.

(5)	Related Party Transactions

The Plan’s investments are shares in pooled funds managed by Principal Life Insurance Company. Principal Life Insurance Company is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $7,059, $2,935, and $2,113 for the years ended December 31, 2005, 2004, and 2003, respectively.

(6)	Plan Termination

Although it has not expressed any present intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7	(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2005, 2004, and 2003

(7)	Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter, dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Plan Merger

On August 10, 2004, the United Nebraska Financial Co. Salary Reduction Profit Sharing Plan and the United Nebraska Financial Co. Employee Stock Ownership Plan and Trust were merged with the Plan. In connection therewith, $17,593,580 was transferred to the Plan, which has been reflected as a plan merger in the accompanying statements of changes in net assets available for benefits.

Schedule

TIERONE BANK SAVINGS PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Pooled funds on deposit with Principal Life Insurance Company:
*	American Century Large Cap Value II Account	Pooled separate account	**	$ 1,292,274
*	Mason Street Aggressive Growth Account	Pooled separate account	**	340,671
*	Principal Diversified International Account	Pooled separate account	**	3,280,119
*	Principal International Small Company Account	Pooled separate account	**	811,830
*	Principal Large Cap Stock Index Account	Pooled separate account	**	2,755,494
*	Principal Money Market Account	Pooled separate account	**	1,954,677
*	Principal U.S. Property Account	Pooled separate account	**	3,187,887
*	Principal Bond and Mortgage Account	Pooled separate account	**	2,962,668
*	Principal Bond Emphasis Balanced Account	Pooled separate account	**	367,533
*	Principal Stock Emphasis Balanced Account	Pooled separate account	**	370,548
*	Principal Partners Small Cap Value II Account	Pooled separate account	**	1,175,654
*	Principal Partners Large Cap Blend Account	Pooled separate account	**	2,013,136
*	Principal Partners Large Cap Blend I Account	Pooled separate account	**	2,612,877
*	Principal Partners Large Cap Growth II Account	Pooled separate account	**	370,397
*	Principal Partners Large Cap Growth Account	Pooled separate account	**	765,030
*	Principal Partners Mid Cap Growth I Account	Pooled separate account	**	847,594
*	Principal Mid Cap Stock Index Account	Pooled separate account	**	1,336,333
*	Principal International Emerging Markets Account	Pooled separate account	**	1,206,332
*	Principal Total Market Stock Index Account	Pooled separate account	**	496,833
*	Principal Guaranteed Interest Account	GIC, maturities through 12/31/09	**	2,330,446
*	TierOne Corporation Common Stock	Corporate stock	**	10,924,422
				$ 41,402,755

*	Indicates party-in-interest.
**	Historical cost information is omitted as it is no longer required for participant-directed accounts.

See accompanying independent auditors’ report.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIERONE BANK SAVINGS PLAN
Dated: June 28, 2006	By: /s/ Gilbert G. Lundstrom
Gilbert G. Lundstrom, on behalf of TierOne
Bank as the Plan Administrator

EXHIBIT INDEX
TIERONE BANK SAVINGS PLAN
FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Exhibit No.	Description

23	Consent of KPMG LLP